UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Datalink Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

237934104

(CUSIP Number)

Samuel C. Cowley

Insight Enterprises, Inc.

6820 South Harl Avenue

Tempe, Arizona 85283

(480) 333-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Insight Enterprises, Inc.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,564,264(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,564,264(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.03%[2]
14	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of the common stock, par value $.001 per share of Datalink Corporation, a Minnesota corporation (“Datalink”), is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Datalink common stock by virtue of the Voting Agreement described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any such Datalink common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	Based on 22,259,492 shares of common stock of Datalink outstanding on November 3, 2016, in reliance on the representation made by Datalink in the Agreement and Plan of Merger, dated as of November 6, 2016, by and among the Reporting Person, Reef Acquisition Co. and Datalink.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value (the “Datalink Common Stock”), of Datalink Corporation, a Minnesota corporation (“Datalink” or the “Issuer”). Datalink’s principal executive offices are located at 10050 Crosstown Circle, Suite 500, Eden Prairie, Minnesota 55344.

Item 2.	Identity and Background.

(a)–(c); (f) This Schedule 13D is being filed on behalf of Insight Enterprises, Inc., a Delaware corporation (“Insight” or the “Reporting Person”). The address of the principal business office of Insight is 6820 South Harl Avenue, Tempe, Arizona 85283. The principal business occupation of Insight is to provide IT hardware, software, cloud and service solutions to business, government, healthcare and educational clients. The directors and executive officers of Insight, their respective business addresses and their respective countries of citizenship are set forth in Schedule A hereto.

(d)–(e) During the last five years, Insight has not, and to the best of Insight’s knowledge, none of the persons listed on Schedule A attached hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As an inducement for Insight to enter into the Merger Agreement described in Item 4 below and in consideration thereof, each of the directors of Datalink, who collectively hold approximately 7.03% of the outstanding shares of Datalink, entered into a Voting Agreement with Insight relating to the Merger Agreement (discussed in Item 4 below). Insight did not pay additional consideration to the directors of Datalink in connection with the execution and delivery of the Voting Agreement and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

(a) - (j) Pursuant to the Voting Agreement, dated as of November 6, 2016 (the “Voting Agreement”), among Insight and the directors of Datalink (the “Shareholders”), Insight may be deemed to be the beneficial owner of 1,564,264 shares of Datalink Common Stock (collectively, the “Covered Shares”).

Insight and the Shareholders entered into the Voting Agreement as a material inducement for Insight to enter into the Agreement and Plan of Merger, dated as of November 6, 2016 (the “Merger Agreement”), by and among Insight, Datalink, and Reef Acquisition Co., a Minnesota corporation and a wholly-owned subsidiary of Insight (“Merger Sub”).

Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by Datalink’s shareholders, Merger Sub will be merged with and into Datalink (the “Merger”), with Datalink surviving the Merger as a wholly-owned subsidiary of Insight (the “Surviving Corporation”).

The Voting Agreement was entered into as a condition to the willingness of Insight to enter into the Merger Agreement. Pursuant to the terms of the Voting Agreement, any shares of capital stock of the Issuer acquired by any Shareholder after the date of the Voting Agreement or owned by the Shareholders prior to the termination of the Voting Agreement will be subject to the Voting Agreement. Accordingly, any such acquisition of shares of capital stock of the Issuer by any Shareholder may result in Insight being deemed to acquire beneficial ownership of additional securities of the Issuer.

Pursuant to the Voting Agreement, the Shareholders, with respect to the Covered Shares (and any additional shares of Datalink Common Stock acquired by any Shareholder after the date of the Voting Agreement or owned by the Shareholders prior to the termination of the Voting Agreement), have agreed, among other things, to vote all of the shares of Datalink held by them in favor of the Merger.

Pursuant to the Voting Agreement, the Shareholders have agreed to (i) appear at the special meeting of shareholders of Datalink and at any other meeting of the shareholders, however called, including any adjournment or postponement thereof, or otherwise cause the Covered Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the Covered Shares (A) in favor of the approval of the Merger Agreement and any related proposal in furtherance thereof and/or in furtherance of effecting the Merger and the other Transactions (as defined in the Merger Agreement); (B) against any action or agreement submitted for the vote or written consent of the holders of Datalink Common Stock that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of Datalink under the Merger Agreement or that is otherwise in opposition to the Merger or any of the other Transactions; (C) against any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, liquidation, sale or transfer of all or substantially all of the assets or securities of Datalink and any of its subsidiaries (other than pursuant to the Merger) or any other Takeover Proposal (as defined in the Merger Agreement); and (D) against any other action, agreement or transaction submitted for the vote or written consent of the holders of Datalink Common Stock that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage, or adversely affect the consummation of the Merger and the other Transactions.

Further, as part of the Voting Agreement, to the extent that a Shareholder fails to act in accordance with such Shareholder’s obligations as to voting pursuant to the Voting Agreement, each Shareholder has irrevocably granted to and appointed Insight as such Shareholder’s proxy and attorney-in-fact, to represent, vote and otherwise act with respect to the Covered Shares as described in the preceding paragraph until the Voting Agreement is terminated in accordance with its terms. The proxy granted pursuant to the Voting Agreement is coupled with an interest and shall be irrevocable. The Voting Agreement expires upon the earlier of (i) the termination of the Merger Agreement, in accordance with its terms, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement (the “Effective Time”).

Pursuant to the terms of the Merger Agreement, at the Effective Time, in accordance with Section 302A.611, Subd. 1(d), of the Minnesota Business Corporation Act, Chapter 302A of the Minnesota Statutes, the articles of incorporation of Datalink shall be amended and restated in their entirety to be identical to the form attached as Exhibit B to the Merger Agreement and, from and after the Effective Time, such articles of incorporation shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law. From and after the Effective Time, the bylaws of Merger Sub shall be the bylaws of the Surviving Corporation (except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation), until thereafter amended in accordance with applicable law. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall serve until the earlier of their resignation or removal or their respective successors have been elected or appointed and qualified in accordance with applicable law, as the case may be.

After the Effective Time, Datalink is obligated to use its commercially reasonable efforts to cause the de-listing of the Datalink Common Stock (as defined in Item 1 above) from NASDAQ and the deregistration of the Datalink Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as promptly as practicable after the Effective Time.

Except as contemplated by the Merger Agreement, the Voting Agreement or as otherwise set forth in this Item 4, neither Insight, nor, to the knowledge of Insight, any of the persons listed on Schedule A hereto, has any present plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Pursuant to the rights afforded to it under the Voting Agreement, Insight may be deemed to have shared power to vote up to an aggregate of 1,564,264 shares in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Insight may be deemed to be the beneficial owner of an aggregate of 1,564,264 shares. Based on the number of outstanding shares of Datalink Common Stock on November 3, 2016, in reliance on the representation made by Datalink in the Merger Agreement, Insight may be deemed to beneficially own approximately 7.03% of the issued and outstanding shares of Datalink Common Stock. Insight expressly disclaims beneficial ownership of all of the shares of Datalink Common Stock subject to the Voting Agreement.

To the knowledge of Insight, none of the persons listed on Schedule A hereto is the beneficial owner of any shares of Datalink Common Stock.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Datalink Common Stock effected by the Reporting Person, or, to the best of the Reporting Person’s knowledge, any person or entity identified on Schedule A hereto, during the last 60 days.

(d) Insight has no right to receive dividends from, or the proceeds from the sale of, the shares of Datalink Common Stock subject to the Voting Agreement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Voting Agreement described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, or any Reporting Person subsidiary or any person listed on Schedule A hereto, and any person with respect to the securities of Datalink, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of November 6, 2016, by and among Insight Enterprises, Inc., Reef Acquisition Co., and Datalink Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Insight Enterprises, Inc. on November 7, 2016).

2	Voting Agreement, dated as of November 6, 2016, by and among the Shareholders party thereto, Insight Enterprises, Inc. and Datalink Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Insight Enterprises, Inc. on November 7, 2016).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2016	Insight Enterprises, Inc.

	By:	/s/ Glynis A. Bryan
	Name:	Glynis A. Bryan
	Title:	Chief Financial Officer

SCHEDULE 13D

Exhibit Index

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of November 6, 2016, by and among Insight Enterprises, Inc., Reef Acquisition Co., and Datalink Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Insight Enterprises, Inc. on November 7, 2016).

2	Voting Agreement, dated as of November 6, 2016, by and among the Shareholders party thereto, Insight Enterprises, Inc. and Datalink Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Insight Enterprises, Inc. on November 7, 2016).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF INSIGHT ENTERPRISES, INC.

The following is a list of the directors and executive officers of Insight Enterprises, Inc. (“Insight”), setting forth the name, residence or business address, present position with Insight and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of the United States, other than (i) Wolfgang Ebermann, who is a citizen of Germany, and (ii) Catherine Courage, who is a citizen of Canada. The principal address of Insight, and unless otherwise indicated below, the current business address for each individual listed below is 6820 South Harl Avenue, Tempe, AZ, 85283.

Name of Directors	Position/Present Principal Occupation

Timothy A. Crown	Chair of the Board, Investor

Kenneth T. Lamneck	President, Chief Executive Officer, Director

Richard E. Allen	Director, Retired

Bruce W. Armstrong	Director, Operating Partner, Khosla Ventures

Catherine Courage	Director, Vice President, Ads & Commerce User Experience, Google, Inc.

Bennett Dorrance	Director, Managing Director, DMB Associates, Inc.

Michael M. Fisher	Director, Retired

Anthony A. Ibargüen	Director, Chief Executive Officer, Quench USA

Robertson C. Jones	Director, Retired

Kathleen S. Pushor	Director, Independent Consultant

Name of Executive Officer	Position/Present Principal Occupation

Kenneth T. Lamneck	President, Chief Executive Officer

Glynis A. Bryan	Chief Financial Officer

Samuel C. Cowley	Senior Vice President, General Counsel and Secretary

Steven W. Dodenhoff	President – Insight United States

Wolfgang Ebermann	President – Insight EMEA

Michael P. Guggemos	Chief Information Officer

Helen K. Johnson	Senior Vice President, Finance – Chief Financial Officer, North America

Dana A. Leighty	Vice President, Finance – Principal Accounting Officer